CORPORATE CAPITAL TRUST, INC.

450 SOUTH ORANGE AVENUE
ORLANDO, FLORIDA 32801

April 27, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor

Re:	Corporate Capital Trust, Inc.
Registration Statement on Form N-2
File Number 333-189544

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporate Capital Trust, Inc., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-189544) (the “Registration Statement”) so that such Registration Statement may be declared effective on April 28, 2015 at 4:00 p.m., or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Kenneth E. Young of Dechert LLP at (215) 994-2988 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Corporate Capital Trust, Inc.

By:	/s/ Steven D. Shackelford
	Name:	Steven D. Shackelford
	Title:	President, Chief Financial Officer and Treasurer